July 10, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spark Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 30, 2014

File No. 333-196375

Ladies and Gentlemen:

Set forth below are the responses of Spark Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received telephonically from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 9, 2014, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-196375 (the “Registration Statement”), filed with the Commission on June 30, 2014.

The Company has submitted to the Staff its proposed marked copy of those pages of the Registration Statement that will be affected by the verbal comments from the Staff. In addition, the Company will incorporate the marked changes attached hereto in Amendment No. 2 to its Registration Statement (“Amendment No. 2 ”), to be filed via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers correspond to the marked pages attached hereto unless otherwise specified.

Securities and Exchange Commission

July 10, 2014

Verbal Comments

1.	On July 9, 2014, in a telephone conversation with the Staff, the staff requested clarification why the pro forma net tangible book value per share will remain unchanged when adjusted for the sale of Class A common stock in the offering.

RESPONSE:

Because our existing owners do not own any Class A common stock or other economic interest in us, we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that our existing investors exchanged their Spark Holdco units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering. Because we will use the net proceeds from the offering to purchase Spark HoldCo units from NuDevco and to retire the promissory note that was issued to NuDevco prior to the offering in exchange for Spark HoldCo units, there will be no change in the number of outstanding Class A Common Stock as a result of the offering on an as converted basis, as detailed by the spreadsheet attached as exhibit A. In addition, because we will not retain any of the net proceeds from this offering, our pro forma net tangible book value will remain unchanged when adjusted for the sale by us of Class A common stock in this offering at an assumed initial public offering price of $20.00 per share of Class A common stock (the mid-point of the price range set forth on the cover of this prospectus). We have added additional language to clarify that we have converted the Spark HoldCo units of existing investors on a one-for-one basis for Class A common stock and our rationale for presenting dilution on an as-converted basis. Please see page 67 of Amendment No. 2.

2.	On July 9, 2014, in a telephone conversation with the Staff, it was noted that the notes to the pro forma financial statements should indicate that they do not give effect to compensation expense expected to be incurred in connection with grants of restricted stock units.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to indicate that the pro forma financial statements do not give effect to compensation expense expected to be incurred in connection with grants of restricted stock units. Please see page F-3 of Amendment No. 2.

3.	On July 9, 2014, in a telephone conversation with the Staff, it was noted that general and administrative expense in the unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the estimated cash available for distribution for the twelve months ending June 30, 2015 should include compensation expense expected to be incurred in connection with grants of restricted stock units.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to include compensation expense in connection with restricted stock units in general and administrative expense for both the unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the estimated cash available for distribution for the twelve months ending June 30, 2015. Please see pages 54, 55, 58, 59 and 64 of Amendment No. 2.

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Securities and Exchange Commission

July 10, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

Spark Energy, Inc.

By:	/s/ Georganne Hodges
Name:	Georganne Hodges
Title:	Chief Financial Officer

Enclosures

cc:	Yolanda Goubadia (U.S. Securities and Exchange Commission)

Robyn Manuel (U.S. Securities and Exchange Commission)

Jacqueline Kaufman (U.S. Securities and Exchange Commission)

Nathan Kroeker (Spark Energy, Inc.)

Gil Melman (Spark Energy, Inc.)

Alan Beck (Vinson & Elkins L.L.P.)

Sarah K. Morgan (Vinson & Elkins L.L.P.)

David C. Buck (Andrews Kurth LLP)

Stephanie C. Beauvais (Andrews Kurth LLP)

Exhibit A

Immediately Prior to the Offering:
Spark HoldCo units held by NuDevco	13,747,500
Spark HoldCo units held by Spark Energy, Inc.(1)	2,500

Total Spark HoldCo units	13,750,000

Class A Common Stock held by NuDevco (assuming full conversion of Spark HoldCo units held by NuDevco into Class A Common Stock)	13,747,500
Class A Common Stock to be issued the public to repay loan to purchase 2,500 Spark HoldCo units	2,500

Total Class A Common Stock on as-converted basis	13,750,000

Net tangible book value	$44,505,000
Net tangible book value per share of Class A Common Stock	$3.24

Use of Proceeds: (2)
Purchase 2,997,500 Spark HoldCo units
Repay $50,000 promissory note for prior purchase of 2,500 Spark HoldCo units

Immediately After the Offering:
Spark HoldCo units held by NuDevco	10,750,000
Spark HoldCo units held by Spark Energy, Inc.(3)	3,000,000

Total Spark HoldCo units	13,750,000

Class A Common Stock held by NuDevco (assuming full conversion of Spark HoldCo Units held by Spark Energy, Inc. into Class A Common Stock)	10,750,000
Class A Common Stock held by Public	3,000,000

Total Class A Common Stock on as-converted basis	13,750,000

Net tangible book value (no increase in net tangible book value because IPO proceeds used to purchase Spark HoldCo units from NuDevco)	$44,505,000
Net tangible book value per share of Class A Common Stock	$3.24

Pro Forma Net tangible book value as of March 31, 2014:	Pre-Offering	Post-Offering

Total pro forma equity	$55,440,000.00	$55,440,000.00
Customer acquisition costs – current (intangible asset)	-$7,527,000.00	-$7,527,000.00
Customer acquisition costs – long-term (intangible asset)	-$3,408,000.00	-$3,408,000.00

Pro Forma Net tangible book value:	$44,505,000.00	$44,505,000.00

(1) Includes 2,500 Spark HoldCo units transferred to Spark Energy, Inc. in exchange for a promissory note of $50,000.

(2) Spark Energy, Inc. retains no proceeds. All proceeds will be paid to NuDevco in exchange for Spark HoldCo units and for repayment of the $50,000 note for the prior purchase of Spark HoldCo units.

(3) Includes 2,500 previously transferred Spark HoldCo units (and loan repaid in connection with initial public offering) and 2,997,500 Spark HoldCo units purchased in connection with the initial public offering.